

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to __________

Commission file number 333-40256

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M/I Schottenstein Homes, Inc.
401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M/I Schottenstein Homes, Inc.
3 Easton Oval, Suite 500
Columbus, Ohio 43219

Exhibit Index on Page 13.

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the M/I Schottenstein Homes, Inc. 401(k) Profit Sharing Plan are being filed herewith:

The following exhibits are being filed herewith:

M/I Schottenstein Homes, Inc.
401(k) Profit Sharing Plan

Financial Statements for the Years Ended December 31, 2002 and 2001 and Supplemental Schedule as of December 31, 2002 and Independent Auditors' Report

M/I SCHOTTENSTEIN HOMES, INC.
401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
155 East Broad Street
Columbus, Ohio 43215-3611

Tel: (614) 221-1000
Fax: (614) 229-4647
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of M/I Schottenstein
Homes, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of M/I Schottenstein Homes, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 30, 2003

Deloitte
Touche
Tohmatsu

M/I SCHOTTENSTEIN HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
CASH AND CASH EQUIVALENTS	$ 134,090	$ 74,379
INVESTMENTS:		
Collective Investment Trust:		
SEI Stable Asset Fund	4,102,372	3,419,913
Mutual Funds:		
The One Group Equity Index Fund	3,980,806	5,200,440
The One Group Mid-Cap Growth Fund	4,420,277	5,522,588
American Advantage International Equity Fund	1,248,229	1,255,535
Standish Equity Fund		22,073
Standish Fixed Income Fund	2,541,470	2,183,908
Morgan Stanley Institutional Fund Trust Mid Cap Value Fund	715,762	836,228
Harbor Capital Appreciation Fund	607,631	666,931
Dodge & Cox Common Stock Fund	3,091,952	3,260,219
Total mutual funds	16,606,127	18,947,922
M/I Schottenstein Homes, Inc. common stock	488,946	201,618
Participant loans	850,428	608,009
Total investments	22,047,873	23,177,462
RECEIVABLES:		
Contribution receivable from Plan sponsor	1,800,500	1,600,000
Dividend income receivable	15,813	1,281
Total receivables	1,816,313	1,601,281
NET ASSETS AVAILABLE FOR BENEFITS	$23,998,276	$24,853,122

See notes to financial statements.

M/I SCHOTTENSTEIN HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2002

INVESTMENT INCOME:	
Net depreciation in fair value of investments	$ (3,581,259)
Interest and dividends	491,830
CONTRIBUTIONS:	
From participants	2,552,478
From Plan sponsor	1,800,500
Net additions	1,263,549
DISTRIBUTIONS TO PARTICIPANTS	(2,360,811)
INTERFUND TRANSFERS/PARTICIPANT LOAN ACTIVITY—Net	242,416
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(854,846)
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	24,853,122
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$23,998,276

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

Investments in mutual funds are valued at fair market value, based on quoted market prices. Investments in M/I Schottenstein Homes, Inc. common stock are stated at fair value based on year-end closing prices. The collective investment trust is recorded in the financial statements based on the contract value of the underlying investment contracts, as reported to the Plan by Wilmington Trust Company. Contract value represents contributions made under the contract, plus earnings, less withdrawals. Loans to participants are valued at cost plus accrued interest which approximates fair value.

Administrative costs of the Plan are paid by M/I Schottenstein Homes, Inc. (the "Company"), the Plan sponsor.

At December 31, 2002 and 2001, the Plan had benefits payable to terminated employees of $20,666 and $3,401, respectively.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent items at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The Plan invests in a collective investment trust, various mutual funds, and M/I Schottenstein Homes, Inc. common stock. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

2. PLAN DESCRIPTION

General—The Plan is a defined contribution 401(k) plan which became effective October 1, 1988, and whose purpose is to provide retirement income benefits for all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. All employees, excluding model attendants, employed on October 1, 1988, the Plan's inception date, were eligible to participate in the Plan. Employees hired after October 1, 1988, excluding model attendants, are eligible to participate after completing one year of service. All participants receive a Summary Plan Description upon becoming eligible for participation in the Plan. Participants should refer to this document and to the Plan text for more complete information.

Loans to Participants—Participants may borrow up to 50% of their account balance, not to exceed $50,000. The loan amounts are collateralized by a percentage of the participant's balance of Plan assets, bear interest at prime plus 1% at the date the loan is initiated, and must be repaid within no more than 5 years, unless the loan is granted for the purpose of acquiring the principal residence of the participant, in which case, it must be repaid within no more than 15 years. Principal and interest are paid ratably through bi-weekly payroll deductions.

Contributions—Funding is provided by employer and participant contributions. The amount of the Company's contribution is discretionary and is determined by the Board of Directors. The Company is not required to make a contribution to the Plan and can suspend or terminate the Plan at any time. Plan participants may also make voluntary pre-tax contributions to the Plan. For 2002, these voluntary contributions cannot exceed $11,000 per participant ($12,000 for participants 50 years of age or older), as provided in Internal Revenue Code Section 402(g). Total contributions to a participant's account cannot exceed the lesser of $40,000 or 25% of the participant's compensation for the year as provided in Internal Revenue Code Section 415(c).

Tax Status—The Plan obtained its latest determination letter dated July 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Participant Accounts—Individual account balances are maintained for each participant. Each participant's contributions, along with their share of the employer's contribution, are currently invested in The One Group Equity Index Fund, The One Group Mid Cap Growth Fund, American Advantage International Equity Fund, Standish Fixed Income Fund, SEI Stable Asset Fund, Morgan Stanley Institutional Fund Trust Mid Cap Value Fund, Harbor Capital Appreciation Fund, Dodge & Cox Common Stock Fund, M/I Schottenstein Homes, Inc. common stock, or any combination of the options as directed by the participant. Participants may change investment elections on a daily basis and are permitted to invest a maximum of 25% of their fund allocation in M/I Schottenstein Homes, Inc.'s common stock.

Participant account balances are adjusted daily for income, realized and unrealized gains and losses and employer contributions. Employer contributions are allocated to participants pro-rata based on eligible compensation.

Vesting—Contributions made by both the Company and Plan participants are 100% vested immediately.

Payment of Benefits—A Plan participant becomes eligible to receive benefits upon reaching their "early retirement date" or "normal retirement date" as defined by the Plan, or when the participant becomes totally and permanently disabled, dies, or terminates employment. Benefit payments may be paid in lump sum amounts or installment payments.

Plan Termination—Although the Company has not indicated any intent to do so, it has the right to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of termination, the net assets of the trust would be distributed in a form of payment as determined by the Plan Trustee.

3. INVESTMENTS

The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2002 and 2001 are as follows:

	2002	2001
The One Group Equity Mutual Funds:		
Equity Index Fund	$ 3,980,806	$5,200,440
Mid Cap Growth Fund	4,420,277	5,522,588
American Advantage International Equity Fund	1,248,229	1,255,535
Standish Fixed Income Fund	2,541,470	2,183,908
Dodge & Cox Common Stock Fund	3,091,952	3,260,219
SEI Stable Asset Fund	4,102,372	3,419,913

4. NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2002, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002
Mutual Funds	$ (3,670,067)
M/I Schottenstein Homes, Inc. common stock	88,808
Total	$(3,581,259)

5. INVESTMENT CONTRACT VALUATION

The Plan has invested in a collective investment trust with Wilmington Trust Company which invests primarily in a diversified portfolio of insurance companies and other investment contracts. Wilmington Trust Company maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals. The crediting interest rate was 5.44% and 5.98% at December 31, 2002 and 2001, respectively. The average yield was 5.78% for 2002.

* * * * * *

M/I SCHOTTENSTEIN HOMES, INC.
401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR (DECEMBER 31, 2002)

DESCRIPTION	Number of Shares/ Face Value	Market
COLLECTIVE INVESTMENT TRUST—		
SEI Stable Asset Fund	4,102,372	$ 4,102,372
MUTUAL FUNDS:		
The One Group Equity Index Fund	198,050	3,980,806
The One Group Mid-Cap Growth Fund	263,112	4,420,277
American Advantage International Equity Fund	104,367	1,248,229
Standish Fixed Income Fund	129,009	2,541,470
Morgan Stanley Institutional Fund Trust Mid Cap Value Fund	49,329	715,762
Harbor Capital Appreciation Fund	30,066	607,631
Dodge & Cox Common Stock Fund	35,116	3,091,952
Total Mutual Funds		16,606,127
M/I Schottenstein Homes, Inc. common stock	17,588	488,946
Participant loans, interest at 5.75% to 10.50%, maturing through 2016	850,428	850,428
TOTAL		$ 22,047,873

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M/I SCHOTTENSTEIN HOMES, INC.
401(K) PROFIT SHARING PLAN

Date: June 26, 2003

By: Phillip G. Creek
Phillip G. Creek, Plan Administrator

M/I SCHOTTENSTEIN HOMES, INC.
401(K) PROFIT SHARING PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2002

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
1	Independent Auditors' Consent	Page 14.
99.1	Certification by Irving E. Schottenstein, Chief Executive Officer, and Phillip G. Creek, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Page 15.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement No. 33-340256 of M/I Schottenstein Homes, Inc. on Form S-8 of our report dated May 30, 2003, appearing in this Annual Report on Form 11-K of the M/I Schottenstein Homes, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Columbus, Ohio
June 26, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO
TITLE 18, UNITED STATES CODE, SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the fiscal year ended December 31, 2002 as filed on behalf of the M/I Schottenstein Homes, Inc. 401(k) Profit Sharing Plan (the "Plan") with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Irving E. Schottenstein, Chairman and Chief Executive Officer of M/I Schottenstein Homes, Inc., and Phillip G. Creek, Senior Vice President and Chief Financial Officer of M/I Schottenstein Homes, Inc., certify, pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



*

Irving E. Schottenstein
Chairman and Chief Executive Officer of
M/I Schottenstein Homes, Inc.

June 26, 2003



*

Phillip G. Creek
Senior Vice President and Chief Financial
Officer of M/I Schottenstein Homes, Inc.

June 26, 2003

**A signed original of this written statement required by Section 906 has been provided to M/I Schottenstein Homes, Inc. and will be retained by M/I Schottenstein Homes, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.*